
BAUER
& COMPANY
audit & accounting services

Cabrillo Broker, LLC

Financial Statements and Supplemental Schedules

December 31, 2015

Bauer & Company, LLC
www.bauerandcompany.com

OD RW



SE[illegible] 16012687

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response. 12.00

SEC Mail Processing Section FEB 29 2016 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65859

8-67438 RW

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabrillo Broker, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 550
(No. and Street)

La Jolla	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Hansen (858) 452-9500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, Wade Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cabrillo Broker, LLC., as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public



MATTHEW INGLEDEW
Commission # 2006247
Notary Public - California
San Diego County
My Comm. Expires Feb 3, 2017

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Cabrillo Broker, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2015


BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabrillo Broker, LLC:

We have audited the accompanying statement of financial condition of Cabrillo Broker, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Cabrillo Broker, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabrillo Broker, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness, the Computation for Determination of Reserve Requirements and the Information Relating to the Possession or Control Requirements (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Cabrillo Broker, LLC's financial statements. The Supplemental Information is the responsibility of Cabrillo Broker, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 25, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 46,340
Accounts receivable	19,603
Total assets	$ 65,943

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 9,677
Total liabilities	9,677
Member's equity	56,266
Total liabilities and member's equity	$ 65,943

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Operations
Year Ended December 31, 2015

Revenues	
Investment banking fees	$ 307,500
Consulting Fees	82,200
Reimbursed expenses	13,085
Interest income	7
Total revenues	402,792
Expenses	
Reimbursable expenses	7,288
Outside services	70,255
Rent	12,000
Travel and entertainment	7,385
Regulatory fees	2,362
Dues and subscriptions	2,510
Insurance	1,152
Professional fees	28,412
Marketing	621
Other expenses	105
	132,090
Income before income tax expense	270,702
Income tax expense	-
Net income	$ 270,702

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

Balance, beginning of year	$ 45,264
Distributions	(259,700)
Capital contributions	-
Net income	270,702
Balance, end of year	$ 56,266

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net Income	$ 270,702
Adjustments to reconcile net income to cash provided by operating activities	
Changes in operating assets and liabilities	
Accounts receivable	1,956
Other assets	(13,286)
Due to affiliate	(3,416)
Accounts payable	7,731
Net cash provided by operating activities	263,687
Cash flows from financing activities	
Distributions	(259,700)
Net cash used in financing activities	(259,700)
Net increase in cash	3,987
Cash at beginning of period	42,353
Cash, end of year	$ 46,340
Supplemental disclosure of cash flow information:	
Income taxes paid	$ -
Interest paid	$ -

See notes to financial statements

CABRILLO BROKER, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Basis of Accounting. These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents. For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. The Company is a limited liability company and has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the member is liable for individual federal income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for the years before 2012.

Concentration of Credit Risk. The Company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2015 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2015.

Recent Accounting Pronouncements. Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. RELATED PARTY TRANSACTIONs

During the year ended December 31, 2015, the Company incurred $28,842 of various administrative expenses under an expense sharing arrangement with Cabrillo Advisors, LLC (an entity with common ownership). The expenses are categorized as appropriate in the accompanying statement of operations. As of December 31, 2015, the Company has a payable of $8,381 due to Cabrillo Advisors, LLC, which is recorded in accounts payable and accrued expenses in the accompanying statement of financial condition.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2015 was 0.26 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2015, the Company had net capital of $36,663 which was $31,663 in excess of the amount required by the SEC. The Company's minimum net capital as of December 31, 2015 was $5,000.

4. **INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

5. **COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date the financial statements were issued, and determined there are no material subsequent events requiring adjustment to or disclosure in its financial statements

*****

CABRILLO BROKER, LLC

Schedule 1
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2015

Total member's equity	$ 56,266
Less non-allowable assets	
Accounts receivable	19,603
Net capital before haircuts on security positions	36,663
Less haircuts on security positions	-
Net Capital	36,663
Total aggregate indebtedness	9,677
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6/23% of aggregate indebtedness')	$ 5,000
Net capital in excess of minimum requirement	$ 31,663
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 30,663
Ratio of aggregate indebtedness to net capital	0.26 to 1
Net capital, as reported in Company's Part II (unaudited) Focus report filed with FINRA on January 22, 2016	$ 37,990
Audit Adjustments:	
Increse in accrued expenses	(1,327)
Net Capital	$ 36,663

See notes to financial statements.

CABRILLO BROKER, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2105

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2015; and a reconciliation to that calculation is not included herein.

CABRILLO BROKER, LLC

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.


BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabrillo Broker, LLC.:

We have reviewed management's statements, included in the accompanying Cabrillo Broker, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 25, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


CABRILLO
ADVISORS

Cabrillo Broker, LLC (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2)The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) Throughout the most recent fiscal year without exception.

Cabrillo Broker, LLC

I, Wade Hansen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Director

Date: 2/25/2016

1200 Prospect Street, Suite 550 | La Jolla, CA 92037
Phone 858.452.9500 | Fax 858.630.2867
Austin | Boston | Houston | Los Angeles | New York | Palo Alto | San Diego